Morgan Stanley Dean Witter Charter Series
Monthly Report
August 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of August 31, 2000 was as follows:

Funds                    N.A.V.                       % change for month
Charter Graham           $  9.37                           7.04%
Charter Millburn         $  8.40                           3.09%
Charter Welton           $  7.65                           2.69%

In general, the performance disparity between the Funds in the Charter Series is due to the portfolio structure and trading philosophy unique to each fund. Each of the Funds within the Charter Series was able to profit in the energy markets from long positions in crude oil and natural gas futures as energy prices increased. Charter Graham recorded additional gains primarily in the currency and global interest rate futures markets, from long positions in both the Mexican peso and U.S. interest rate futures. Charter Millburn recorded additional profits in the global interest rate futures markets, particularly from long positions in U.S. interest rate futures. Charter Welton was also able to profit in the global stock index futures markets primarily from long positions in S&P 500 Index futures.

Charter Graham

The Fund increased in value during August due primarily to gains recorded in the energy markets from long positions in crude oil futures and its related products as prices increased as ongoing supply concerns outweighed signals from Saudi Arabia that it would seek a suitable production increase to ease the crunch. Additional gains were recorded from long positions in natural gas futures as prices moved higher amid supply and storage concerns. In the currency markets, profits were recorded from long positions in the Mexican peso as its value strengthened relative to the U.S. dollar on optimism toward Mexico's strong economy. In the global interest rate futures markets, gains were recorded from long positions in U.S. interest rate futures as domestic bond prices increased after the Federal Reserve left its key bank-lending rate steady amid signs of moderation for the U.S. economic expansion. In the global stock index futures markets, gains were produced from long positions in NASDAQ 100 Index futures primarily on the strength in technology stocks. A portion of these gains was offset by losses recorded in the metals markets from short nickel futures positions as prices increased on technically based buying. In the agricultural markets, losses were incurred later in the month from short positions in soybean futures as prices surged on expectations that the searing heat in the U.S. Delta will trim this year's production. Smaller losses were recorded from short positions in wheat futures as prices moved higher, spurred by a surge in soybean prices and rumors circulating about potential export business.

Charter Millburn

The Fund increased in value during August due primarily to gains recorded in the energy markets from long positions in crude oil futures and its related products as prices increased as ongoing supply concerns outweighed signals from Saudi Arabia that it would seek a suitable production increase to ease the crunch. Additional gains were recorded from long positions in natural gas futures as prices moved higher amid supply and storage concerns. In the global interest rate futures markets, gains were recorded from long positions in U.S. interest rate futures as domestic bond prices increased after the Federal Reserve left its key bank-lending rate steady amid signs of moderation for the U.S. economic expansion. In the soft commodities markets, profits were recorded from short coffee futures positions as prices decreased, pressured by rains in coffee growing areas of Brazil. A portion of these gains was offset by losses recorded in the currency markets from short positions in the Japanese yen as the value of the yen strengthened versus the U.S. dollar following comments by a senior Japanese official stating that the Bank of Japan could raise interest rates again by year-end. In the global stock index futures markets, losses were experienced from short positions in Topix Index futures as Japanese equity prices moved higher due to strength in the technology sector.

Charter Welton

The Fund increased in value during August due primarily to gains recorded in the energy markets from long positions in crude oil futures and its related products as prices increased as ongoing supply concerns outweighed signals from Saudi Arabia that it would seek a suitable production increase to ease the crunch. Additional gains were recorded from long positions in natural gas futures as prices moved higher amid supply and storage concerns. In the global stock index futures markets, gains were produced from long positions in S&P 500 Index futures as domestic stock prices increased amid diminishing concerns regarding inflation in the U.S. In the currency markets, profits were recorded from short positions in the euro as the value of the European common currency weakened versus the U.S. dollar in the wake of the European Central Bank decision to raise interest rates and after a weaker-than-expected business confidence report in Germany dampened optimism for economic growth in Europe. A portion of these gains was offset by losses recorded in the metals markets from short nickel futures positions as prices increased on technically based buying. In the global interest rate futures markets, losses were experienced from long positions in Japanese government bond futures as prices fell on the back of growing hopes for an economic recovery and higher interest rates in Japan.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per
Unit from the start of every calendar year for each Fund in the
Morgan Stanley Dean Witter Charter Series.  Also provided is the inception-to-date return and the annualized return since
inception for each fund.  PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham
Year                Return

1999 (10 months)                2.9%
2000 (8 months)                -8.9%

Inception-to-Date Return:      -6.3%
Annualized Return:        -4.2%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (8 months)                -9.5%

Inception-to-Date Return:                  - 16.0%
Annualized Return:                -10.9%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -12.3%
2000 (8 months)                -14.3%

Inception-to-Date Return:           -23.5%
Annualized Return:       - 16.3%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended August 31, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of                    Percent of
                                        August 1, 2000           August 1, 2000
Beginning                                              Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                        308,008              1.54
706,370                           3.00
  Net change in unrealized      1,146,454              5.72
72,022                            0.31

  Total Trading Results         1,454,462              7.26
778,392                           3.31
Interest Income (DWR)             106,647              0.53
125,096                           0.53

  Total Revenues                1,561,109              7.79
903,488                           3.84

EXPENSES
Brokerage fees (DWR)              116,856              0.58
137,334                           0.58
Management fees                    33,387              0.17
39,238                            0.17

  Total Expenses                  150,243              0.75
176,572                           0.75

NET INCOME                      1,410,866              7.04
726,916                           3.09

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended August 31, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  August 1, 2000       2,288,449.901  20,032.547     8.75
2,888,281.769   23,542,865     8.15
Net Income                    -        1,410,866     0.62                     -
726,916                        0.25
Redemptions              (50,457.259)   (472,785)    9.37
(59,535.803)    (500,101)      8.40
Subscriptions             47,552.617     445,568     9.37
46,170.710      387,834        8.40

Net Asset Value,
  August 31, 2000      2,285,545.259  21,416,196     9.37
2,874,916.676   24,157,514     8.40

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended August 31, 2000
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        August 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                         89,841       0.42
  Net change in unrealized        528,556       2.49

  Total Trading Results           618,397              2.91
Interest Income (DWR)             112,166              0.53

  Total Revenues                  730,563              3.44

EXPENSES
Brokerage fees (DWR)              124,051              0.58
Management fees                    35,443              0.17

  Total Expenses                  159,494              0.75

NET INCOME                        571,069              2.69

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended August 31, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  August 1, 2000       2,855,165.796    21,265,892          7.45
Net Income                       -         571,069          0.20
Redemptions              (66,651.988)   (509,888)      7.65
Subscriptions             36,037.911     275,690       7.65

Net Asset Value,
  August 31, 2000      2,824,551.719  21,602,763        7.65

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are precident and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S. Treasury bill investments. Carr also credits DWR with the interest income earned in respect to the Partnerships' Net Assets maintained in trading accounts at Carr. DWR in turn credits each Partnership with 100% of the interest income received from Carr. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of its Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.